Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Hall of Fame Resort & Entertainment Company on Form S-1 of our report dated March 10, 2021, except as it relates to Notes 2 and 15 as to which the date is May 11, 2021, with respect to our audits of the consolidated financial statements of Hall of Fame Resort & Entertainment Company as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
May 28, 2021